Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ecolab Inc.

SEC File No.: 001-09328

File No. for Registration Statements on Forms S-4 and S-1 filed by

ChampionX Holding Inc.: 333-236380

News Release

Ecolab Inc.

1 Ecolab Place

St. Paul, MN  55102

www.ecolab.com

Ecolab Sets Final Exchange Ratio in  Split-Off Exchange Offer

in Connection with Apergy Transaction

ST. PAUL, Minn., June 1, 2020 – Ecolab Inc. (“Ecolab”) announced the final exchange ratio for its split-off exchange offer in connection with the previously announced separation of Ecolab’s Upstream Energy business (the “ChampionX Business”) and the subsequent merger of ChampionX Holding Inc. (“ChampionX”) with a subsidiary of Apergy Corporation (“Apergy”).

The exchange ratio will be 24.6667 shares of Apergy common stock that will ultimately be received for each share of Ecolab common stock validly tendered and accepted by Ecolab in accordance with the terms of the exchange offer. The exchange offer will expire at 12:01 a.m., New York City time, on June 3, 2020, unless terminated or extended, and the closing of the merger is expected to occur promptly following the consummation of the exchange offer.

Details of the exchange and final exchange ratio

Ecolab announced today the final exchange ratio for its split-off exchange offer for Ecolab common stock in connection with the previously announced separation of the ChampionX Business and merger of ChampionX, an Ecolab subsidiary formed to hold the ChampionX Business, with a subsidiary of Apergy will be 24.6667 shares of ChampionX common stock for each share of Ecolab common stock validly tendered and not properly withdrawn and accepted by Ecolab pursuant to the terms of the exchange offer. After Ecolab’s acceptance of shares in the exchange offer, a subsidiary of Apergy will merge with and into ChampionX with ChampionX surviving the merger and each share of ChampionX common stock will automatically convert into the right to receive one share of Apergy common stock (the “Merger”). The exchange offer will expire at 12:01 a.m., New York City time, on June 3, 2020, unless terminated or extended, and the closing of the Merger is expected to occur promptly following the consummation of the exchange offer.

The final calculated per-share value of Ecolab common stock and the final calculated per-share value of ChampionX common stock, in each case determined in the manner described in the Prospectus, dated May 1, 2020, would have resulted in an exchange ratio of more than the upper limit of 24.6667. Accordingly, the final exchange ratio has been set at 24.6667 shares of ChampionX common stock for each share of Ecolab common stock accepted in the exchange offer.

Based on the final exchange ratio, Ecolab currently expects to accept for exchange approximately 4,930,000 shares of its common stock if the exchange offer is fully subscribed. The maximum number of shares Ecolab will accept for exchange is subject to change based on the share prices of Ecolab and Apergy common stock. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of Ecolab common stock that Ecolab accepts in the exchange offer may be less than the number of shares validly tendered by shareholders. Based on the final calculated per-share value of Ecolab common stock and the final calculated per-share value of ChampionX common stock, as a result of the effectiveness of the upper limit, a tendering Ecolab stockholder ultimately would receive approximately $104.14 of Apergy common stock for each $100 of Ecolab common stock accepted for exchange. However, the trading prices of Ecolab common stock and Apergy common stock will continue to fluctuate prior to the expiration of the exchange offer. Therefore, tendering Ecolab stockholders may receive more or less than $104.14 of Apergy common stock for each $100 of Ecolab common stock, depending on the per-share value of Ecolab common stock and the per-share value of Apergy common stock at the expiration of the exchange offer.

For more information about the exchange offer, please visit championxexchangeroffer.com or contact the information agent, Georgeson, at 866-857-2624 (toll-free in the United States) and 781-575-2137 (outside of the United States).

About Ecolab

A trusted partner at nearly three million commercial customer locations, Ecolab (ECL) is the global leader in driving business performance while protecting people and vital resources. Ecolab delivers comprehensive solutions, data-driven insights and on-site service to advance food safety, protect public health, optimize water and energy use, and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries around the world. www.ecolab.com.

Follow us on Twitter @ecolab, Facebook at facebook.com/ecolab, LinkedIn at Ecolab or Instagram at Ecolab Inc.

Cautionary Notes on Forward-Looking Statements

This release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in the combined company achieving revenue and cost synergies; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) the effects of external events on the economy including COVID-19 or other pandemics; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (14) actions by third parties, including government agencies; (15) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A – Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (16) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of the applicable communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX has filed a registration statement on Form S-4/S-1 containing a prospectus, declared effective April 30, 2020, Apergy has filed a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020 (together, the “registration statements”), and a definitive proxy statement on Schedule 14A and Ecolab has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy Corporation, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Contacts:

Investors:

Michael Monahan

+1 651 250 2809

Andrew Hedberg

+1 651 250 2185

Media:

Roman Blahoski

+1 651 250 4385

roman.blahoski@ecolab.com

June 1, 2020

(ECL-C)